NEWS RELEASE

OLYMPUS: $25,000,000 PROSPECTUS OFFERING – RECEIPT ISSUED FOR AMENDED AND RESTATED PROSPECTUS

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

Toronto, August 8, 2007– Olympus Pacific Minerals Inc. (TSX:OYM) (the “Company” or “Olympus”) is pleased to announce that, further to its press release dated August 2, 2007 with respect to the offering (the “Offering”) of units of the Company as originally announced on June 27, 2007, a receipt has been issued today on behalf of the securities regulatory authorities in the provinces of British Columbia, Alberta and Ontario for the amended and restated final short form prospectus dated and filed on August 1, 2007 in connection with the Offering. The Offering is being led, on a best efforts basis, by Loewen, Ondaatje, McCutcheon Limited and M Partners Inc. (collectively the “Agents”). The Offering is expected to close on August 10, 2007.

The Company has granted the Agents an over-allotment option (the “Over-Allotment Option”), exercisable for a period of 30 days following the closing of the Offering exercisable in full or part at the sole discretion of the Agents, to purchase up to an additional 15% of the number of common shares (5,769,230 Common Shares) and/or warrants (2,884,615 Warrants) issued pursuant to the Offering. If the Over-Allotment Option is exercised in full the aggregate gross proceeds from the Offering would be $28,750,000.

This news release is not for distribution to United States newswire services or for dissemination in the United States. The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Olympus as first mover in Vietnam is positioned to become a leading gold producer and explorer in Southeast Asia. Olympus is committed to its vision of making major discoveries in the region and increasing shareholder wealth.

OLYMPUS PACIFIC MINERALS INC.

“David Seton”
Executive Chairman

For further information contact:
David Seton, Executive Chairman
Jim Hamilton, Corporate Communications
T:  (416) 572-2525 or TF: 1-888-902-5522
F:  (416) 572-4202

www.olympuspacific.com

OLYMPUS FOFI DISCLAIMER

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.